Gerald L. Baxter
Tel. 678.553.2430
Fax. 678.553.2431
BaxterG@gtlaw.com
VIA EMAIL AND EDGAR TRANSMISSION

February 28, 2006

Ms. Rebekah J. Toton
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Scientigo, Inc. Amendment No. 3 to Form S-4 Filed February 28, 2006 File No. 333-129621

Dear Ms. Toton:

This letter is in response to your letter dated February 23, 2006, with respect to the referenced filings and Pre-Effective Amendment No. 3 to Form S-4 filed with the Commission contemporaneously with this letter.

The following responds on a comment-by-comment basis to the numbered comments in your letter of February 23, 2006. All page references are to the marked copies of the Pre-Effective Amendment No. 3 to Form S-4 included with this letter.

FORM S-4/A

Prospectus Summary

Scientigo, page 9

1.    COMMENT:

We note your disclosure in the last paragraph starting on page 9 regarding your obligation with respect to the Notes upon rescission. Similar disclosure appears in the "Risk Factors" section. It appears that you also have potential rescission liability with respect to the 339,804 shares of common stock that have already been issued pursuant to the exercise of Warrants and the conversion of Notes. Please revise or advise.

Greenberg Traurig, LLP | Attorneys at Law | The Forum, 3290 Northside Parkway, Suite 400 | Atlanta, Georgia 30327 | Tel. 678.553.2100 | Fax 678.553.2212

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
SACRAMENTO
SILICON VALLEY
PHILADELPHIA
PHOENIX
TALLAHASSEE
TOKYO
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
www.gtlaw.com

RESPONSE:

We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY” (page 6), “RISK FACTORS” (page 18) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (page 79).

2.    COMMENT:

In this section and in the Risk Factors section, please disclose the aggregate amount of your potential rescission liability.

RESPONSE:

We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY” (page 7), “RISK FACTORS” (page 19) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (page 79).

The Exchange Offer, page 13,

3.    COMMENT:

We note your disclosure next to the subheading "Differences in Conversion Terms of Notes, A Notes and B Notes," that the conversion rate is one share of common stock for each $1.3325 Principal Am-oust of Notes surrendered, one share of common stock for each $.90 New Principal Amount of A Notes surrendered and one share of common stock for each $.98 New Principal Amount of B Notes surrendered: We also note that the original purchase price of the Notes was offered at an 80% discount, but that the A Notes and the B Notes will not reflect this discount. To provide investors with a meaningful comparison of the effective conversion rates, please disclose the conversion rates of the Notes, the A Notes and the B Notes per dollar invested, taking into account the original issue discount. Based on our calculations, it appears that for each dollar invested, the conversion rate for the Notes would be one share of common stock for each $1,066, we the conversion rates for the A Notes and B Notes would remain at $0.90 and $0.98, respectively. Please revise your disclosure accordingly, here and in all other applicable places in the prospectus. Please also disclose in this-section the trading price of your common stock as of a recent date.

RESPONSE:

We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY” (pages 9-10, 13), “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 27, 28), “ - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered” (page 36), “DESCRIPTION OF SECURITIES - Scientigo 6.4% Senior Convertible Notes” (page 62) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (page 78).

Greenberg Traurig, LLP

4.    COMMENT:

We note your disclosure next to the subheading "Operational Risks Regarding Acceptance of the Exchange Offer," that you have cash available to fund your operations for approximately one month. Please advise us as to whether you anticipate that the Offering Period will last more than one month. If so, please add disclosure here and in all other applicable places in the prospectus, such as the Risk Factors section, that it is also possible that the Company may not be operational when the A Notes and he A Warrants become convertible and exercisable, respectively. In any event, please also add disclosure here and in all other applicable places in the prospectus that you have the ability to extend or amend the Exchange Offer at your sole discretion, such that it is possible that the Company may not be operational when the A Notes and the A Warrants become convertible and exercisable, respectively, upon expiration of the Exchange Offer.

RESPONSE:

It is anticipated that the Offering Period will be longer than one month. We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY” (pages 10-11) and “RISK FACTORS” (page 20).

5.    COMMENT:

In addition, please update your disclosure regarding cash on hand and ability to fund operations to a recent date. We note that the disclosure relating to the ability to fund operations for approximately one month was as of February 9, 2006.

RESPONSE:

We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY” (pages 6, 10, 11, 12), “RISK FACTORS” (pages 18, 20, 21-22) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (pages 75-76, 78).

6.    COMMENT:

We note your revised disclosure next to the subheading "Operational Risks Regarding Acceptance of the Exchange Offer." Immediately following this disclosure, please insert disclosure relating to the effect of acceptance of the Exchange Offer on the possible rescission rights of all investors in your 2005 6.4% Secured Convertible Notes and Warrants, similar to the disclosure you include in the first Q and A on page 49.

Greenberg Traurig, LLP

RESPONSE:

We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY” (page 11).

The Exchange Offer

Questions and Answers About the Exchange Offer, page 49

7.    COMMENT:

After the first Q and A, insert a question and answer disclosing what investors could be entitled to if they were to pursue a rescission action against you at a later date. In this regard, your disclosure should quantify your contingent liability (including statutory interest) arising from the offer of the Notes and Warrants and clarify for stockholders that the possible right of rescission relates to the Notes and Warrants even if they accept new securities in the Exchange Offer.

RESPONSE:

We have made appropriate changes to address the comment. See “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (page 26).

General Information Regarding the Exchange Offer, page 57

8.    COMMENT:

We note your response to prior comment 21 of our letter dated January 23, 2006. Revise the prospectus, in an appropriate location, to disclose the material terms of the demand registration rights disclosed in your Schedule TO, filed on June 10, 2005, that will continue to exist and to be honored for securityholders who elect not to participate in the exchange offer.

RESPONSE:

We have made appropriate changes to address the comment. See “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 28, 29), “ - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered” (page 37) and “PLAN OF DISTRIBUTION” (page 88).

Greenberg Traurig, LLP

Potential Benefits of the Exchange Offer, page 63

9.    COMMENT:

We note your disclosure that "The exercise of the A Warrants, if any, may provide us with greater capital at an earlier time than under the terms of the Warrants" (emphasis added). Given that the exercise price of the A Warrants is less than the exercise price of the Warrants, it is unclear how you will receive "greater" capital upon exercise. Please revise or advise.

RESPONSE:

The word “greater” has been deleted. See “THE EXCHANGE OFFER - Purposes of the Exchange Offer; Certain Effects of the Exchange Offer” (page 39).

Extension of the Exchange Offer: Termination: Amendment page 68

10.   COMMENT:

We note your statement that you "reserve the right, in [y]our sole discretion, to amend the Exchange Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Exchange Offer to holders of Notes and Warrants or by decreasing the amount or number of Notes and Warrants being sought in the Exchange Offer." We also note your statement that "except as required by applicable law, [you] shall have no obligation to publish, advertise or otherwise communicate any… public announcement [relating to any such amendment] other than by making a release through PRnewswire or another comparable service." Please revise to clarify that you have an obligation to file a post-effective amendment to the registration statement to reflect any fundamental change in the information set forth in the registration statement, including changes in the terms of the Exchange Offer. See, for example, Item 512(a)(1) of Regulation S-B.

RESPONSE:

We have made appropriate changes to address the comment. See “THE EXCHANGE OFFER - Extension of the Exchange Offer; Termination; Amendment.” (page 44).

Certain U.S. Federal Income Tax Considerations, page 72

11.   COMMENT:

We note that the first paragraph of this section discloses that the following "general discussion describes certain U.S. federal income tax considerations with respect to the Exchange Offer…" Please revise to disclose that your disclosure includes a description of all material federal income tax consequences of this transaction, as well as other federal income tax considerations.

RESPONSE:

We have made appropriate changes to address the comment. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” (page 48).

Greenberg Traurig, LLP

Tax Consequences of the Exchange Offer, Page 74

12.   COMMENT:

Please refer to prior comment 26 from our letter dated January 23, 2006. We note the disclosure added in the second paragraph of this section setting forth the three opinions provided by tax counsel in response to our prior comment. However, it does not appear that a description of the first two opinions, tax counsel's basis for such opinions, or the importance to investors of such opinions is described in this section. Moreover, we were unable to locate the section of exhibit 8.1 where tax counsel opines that the amount of gain or loss that a U.S. Holder recognizes on the exchange will be the difference between the stated principal amount of the New Notes and the U.S. Holder's adjusted tax basis in the Old Notes surrendered in the exchange. In this regard, we note that the first sentence in Section C of exhibit 8.1 does not appear to be the opinion of counsel as to your proposed transaction.

RESPONSE:

We have made appropriate changes to address these comments. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” (page 49) and revised Exhibit 8.1.

13.   COMMENT:

Additionally, we note your response that tax counsel is unable to render a tax opinion on the tax consequences of the exchange of the old warrants for new warrants. Please move the last paragraph under the subheading "Exchange of Old Warrant[s] for New Warrants" to the front of that subsection and expand your disclosure in the prospectus to provide the reasons why such opinion cannot be rendered. If the risk of an adverse tax consequences to holders from the exchange of old warrants for new warrants is a material, please revise your risk factor disclosure accordingly.

RESPONSE:

We have made appropriate changes to address these comments. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” (page 51, 53). Additionally, we have added a risk factor regarding the uncertainty of the tax consequences of the exchange of the old warrants for new warrants. See “RISK FACTORS” (page 20-21).

Part II

Item 28, Undertakings

14.   COMMENT:

Please revise to include all applicable undertakings required by, and substantially in the same form as set forth in, Item 512 of Regulation S-B. For example, please revise to include the second sentence of Item 512(a)(1)(ii). In addition, Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Please provide the appropriate undertaking set forth in Item 512(g)(1) or (g)(2) of Regulation S-B, as applicable.

Greenberg Traurig, LLP

RESPONSE:

We have made appropriate changes to address these comments. See “Item 28, Undertakings” (pages 151-152).

Thank you for your time and consideration. We look forward to your response.

Sincerely yours, Gerald L. Baxter

GLB:llm
CC: Trevor J. Chaplick

Greenberg Traurig, LLP